UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in the exhibits to this Form 6-K is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Strongbridge Biopharma’s registration statements or other filings with the Commission.

Exhibits

Exhibit Number	Exhibit Table

99.1	Notice of Annual General Meeting of Strongbridge Biopharma plc to be held on 11 May 2017

99.2	Directors Report and Consolidated Financial Statements for the Financial Year Ended December 31, 2016

99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 13, 2017	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Stephen Long
Stephen Long
Chief Legal Officer